May 26, 2022
Ms. Ibolya Ignat
Ms. Mary Mast
Division of Corporation Finance
Office of Life Sciences
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zentalis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-339263
Dear Ms. Ignat and Ms. Mast:
Zentalis Pharmaceuticals, Inc. (the “Company”, “Zentalis,” “we” or “our”) is pleased to respond to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by electronic mail on May 12, 2022 related to the Company’s Form 10-K for the fiscal year ended December 31, 2021, filed with the Commission on February 24, 2022.
Form 10-K for the Fiscal Year Ended December 31, 2021
Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Transactions, page F-16

1.
You disclose that after Zentera's July 2021 Series B convertible preferred offering and changes to its corporate governance, you no longer individually have the ability to direct the activities that most significantly impact Zentera's economic performance, and explain, that beginning in July 2021, the financial position and results of operations of Zentera are no longer included in your consolidated financial statements. Please address the following:
•Provide us with a comprehensive accounting analysis relating to your deconsolidation of Zentera that includes the terms of and your assessment of the contractual arrangements and corporate governance of Zentera prior to and subsequent to the July 2021 convertible preferred offering.
•Provide us an analysis of the significance of Zentera to your operations prior to and after deconsolidation. Please address the collaboration and license agreements each of your subsidiaries have entered into with your joint venture, Zentera.
•Explain to us the purpose and design of Zentera, the terms and characteristics of your financial interest in Zentera, and your business purpose for holding the financial interest.
•Tell us if there are any contractual arrangements subsequent to deconsolidation that would allow you to increase your interest or control in Zentera in the future, and if so, the terms of any agreements that would give you those rights and your assessment of how those terms affected your determination to deconsolidate Zentera.
•Clarify what your initial investment amount was in this joint venture as well as how you determined this amount. In this regard, tell us if you formed Zentera.
•Tell us whether you identified any related parties for purposes of your consolidation analysis under ASC 710. If so, tell us how you considered those related parties when concluding it was appropriate to deconsolidate Zentera. In this respect, we note on page 106 that your President and Chief Executive Officer serves as Chief Executive Officer and a member of the board of directors of Zentera and your Chief Operating Officer serves as a member of the board of directors of Zentera. Tell us how many board members are on Zentera’s board of directors.
•In your response, address which paragraphs within the authoritative accounting guidance you relied upon to support your accounting.

Company Response:
The Company respectfully acknowledges the Staff’s comment, and has included each of the Staff’s requests in italics below, followed by the Company’s response to the Staff.

Provide us with a comprehensive accounting analysis relating to your deconsolidation of Zentera that includes the terms of and your assessment of the contractual arrangements and corporate governance of Zentera prior to and subsequent to the July 2021 convertible preferred offering.
In May 2020, Zentalis participated in the initial funding of Zentera, a joint venture focused on the development and commercialization of product candidates in the Greater China market. Zentalis participated in the funding through a contribution of intellectual property in exchange for shares of common stock. Other participants in the initial funding of Zentera purchased Series A preferred stock. Dr. Anthony Sun, Zentalis’ former President and CEO, was named Zentera CEO and Zentalis held two of four total board seats and approximately 60% of the entity’s outstanding equity, in the form of common stock ownership. Series A preferred stock investors held the remaining two seats and approximately 40% of the entity’s outstanding equity, in the form of preferred stock ownership. In July 2021, Zentera completed a Series B preferred stock financing event in which Zentalis did not participate. As a result of the Series B preferred stock financing, the Zentalis ownership percentage was diluted from approximately 60% to approximately 40%.
Upon the formation of Zentera, we assessed the accounting for Zentalis’ investment in Zentera in accordance with ASC 810. After determining that no scope exception applies under the consolidation guidance of ASC 810-10-15-10, we concluded that Zentalis does have a variable interest in Zentera as the value of our investment changes with changes in the fair value of the net assets of Zentera. Zentalis participated significantly in the design of Zentera and a scope exception to the variable interest model does not apply. Furthermore, as Zentera does not have enough equity to finance its activities without additional subordinated financial support under ASC 810-10-15-14(a), we concluded that Zentera is a variable interest entity (“VIE”).
A VIE must be consolidated if the reporting entity is deemed to have both (1) power and (2) benefits – that is, it has (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance (e.g., the VIE’s revenues, expenses, margins, gains and losses, cash flows, financial position) and (2) the obligation to absorb losses of the VIE that potentially could be significant to the VIE or the right to receive benefits from the VIE that potentially could be significant to the VIE.
As Zentalis holds a variable interest in Zentera (through its common stock ownership), Zentalis does have the obligation to absorb losses and receive the benefits of Zentera on a pro-rata basis.
Upon the initial funding of Zentera, we identified the key activities that most significantly affected Zentera’s economic performance to be the following: (1) decisions related to the financing of Zentera’s operations, including the issuance of common and preferred stock and entry into debt arrangements; (2) strategic decisions related to potential in-licensing of technologies or pursuit of new product candidates; (3) identifying and hiring key employees and oversight of the establishment of operating processes; and (4) development decisions related to the key product candidates.
To assess which party controls these activities, we considered the Zentera key governance documents, the articles of incorporation, the investor rights agreement and the voting agreement. Per the terms of the Zentera governance documents, the key long-term financing and strategic decisions (items (1) and (2) above) require Zentera board approval and could not be controlled independently by any party. There are no kick-out rights held by any of the investors or board members. The voting agreement indicated specific decisions that would require a majority of the board which indicates both protective and participatory rights for all board members. No key decisions are subject to direct shareholder approval, but it is noted that preferred shares and common shares all hold voting rights proportional to the number of such outstanding shares.
Decisions related to the hiring of employees and oversight of the establishment of operating processes (item (3) above) were controlled by Dr. Sun in his role as Zentera CEO. Key development decisions (item (4) above) were also controlled by Dr. Sun.
Prior to the Series B preferred stock financing, these were deemed to be the activities that most significantly impact Zentera’s economic performance, and such decisions were either controlled by no individual party (items (1) and (2)) or by Zentalis through Dr. Sun’s role as CEO of Zentera (items (3) and (4)). We therefore concluded that Zentalis was the primary beneficiary of Zentera in accordance with ASC 810-10-05-8A and consolidation under the Variable Interest Model was appropriate.
Through March 2021, Dr. Sun and the Zentera board continued to be involved in the day-to-day decisions of Zentera as the Zentera team and operations grew, including identifying and hiring key employees, developing operating processes, and making development decisions related to the key product candidates. In March 2021, upon completion of an executive search led by an external party, Zentera hired a President and Chief Medical Officer (“CMO”) to provide executive oversight for all day-to-day operations of Zentera. This individual is based in China and was hired to be a full-time executive in charge of the local Zentera operations. It is worth noting that all Zentera employees reported to this President and CMO and no employees reported to Dr. Sun with the exception of the CMO who reports to both the board and Dr. Sun, and board approval would be required to remove or replace the President and CMO.
In July 2021, upon the completion of the Series B preferred stock financing, the President and CMO of Zentera was added to the Zentera board of directors (increasing the total number of board members to five) and Zentalis’ voting interest decreased to approximately 40%. The Series B preferred stock financing provided resources for Zentera to continue the development of existing product candidates, hire additional resources, and potentially acquire and pursue additional in-process assets.
As Zentera matured as an organization, the activities which most significantly impact its economic performance progressed. We reassessed the key activities that most significantly affected Zentera’s economic performance at that time and concluded such activities to be the following: (1) decisions related to the financing of Zentera’s operations, including the issuance of common and preferred stock and entry into debt arrangements; (2) strategic decisions related to potential in-licensing of technologies or pursuit of new product candidates; (3) development decisions related to the key product candidates, including decisions regarding the timing, size, and design of clinical trials specific to the Chinese market; (4) decisions related to the pursuit of regulatory approval in China, including interaction with Chinese regulatory agencies; and (5) hiring and personnel decisions to support the growing operations.
Items (1) and (2) continued to be controlled by the board of directors of Zentera with no individual party controlling such decisions. We then assessed which party controlled items (3), (4), and (5). We considered the relationship of the Zentera President and CMO in the context of Zentalis. This individual is based in China and dedicated to the Zentera role in a full-time capacity. This individual was identified by an independent external recruiting agency and was not affiliated with Zentalis in any way prior to being hired in this role. The preferred stockholders and Zentalis, through their board representation, concurred on the decision to hire the President and CMO. Zentalis does not have the ability to unilaterally remove the President and CMO from his role in management or on the board of directors. This individual is not considered to be an agent or a representative of either Zentalis or the preferred stockholders. At that time, with five total directors, Zentalis’ concurrence was no longer required for key decisions to be reached at the board level. While Dr. Sun continued to provide strategic input and maintain the title of Zentera CEO, all employees reported to the Zentera President and CMO, who was appointed to the Zentera board of directors in connection with the Series B financing, was in charge of day-to-day operations at Zentera and was responsible for key operational activities and decisions driving Zentera's performance. In addition, Zentalis no longer had a majority voting interest. Based on the combination and weighting of these facts, we concluded that Zentalis no longer controlled activities (3), (4), and (5), and, therefore, no longer controlled the activities that most significantly impacted Zentera’s economic performance.
Based on the above information, we concluded that, effective July 13, 2021, Zentalis is not the primary beneficiary of Zentera. As such, consolidation of Zentera following the appointment of the President and CMO to the board of directors and the Series B preferred stock financing is no longer appropriate.
Provide us an analysis of the significance of Zentera to your operations prior to and after deconsolidation. Please address the collaboration and license agreements each of your subsidiaries have entered into with your joint venture, Zentera.
The carrying value of the consolidated Zentera assets totaled $17.2 million and $15.0 million at December 31, 2020 and June 30, 2021, respectively, prior to deconsolidation, and represented approximately 4.7% and 5.3% of the consolidated total assets of Zentalis at the respective dates. The carrying value of the consolidated Zentera liabilities totaled $0.1 million and $0.6 million at December 31, 2020 and June 30, 2021, respectively, prior to deconsolidation, and represented approximately less than 0.2% and 1.7% of the consolidated total liabilities of Zentalis at the respective dates.
The consolidated net loss of Zentera totaled $1.5 million and $3.0 million for the year ended December 31, 2020 and for the six months ended June 30, 2021, respectively, and represented approximately 1.3% and 2.8% of the consolidated net loss of Zentalis for the respective periods.
The Company respectfully advises the Staff that all material information related to the collaboration and license agreements between any of the Company’s subsidiaries and Zentera are disclosed in the Company’s public filings with the Commission. Under the collaboration and license agreements entered into between each of Zentalis’ subsidiaries and Zentera, no royalties or milestone payments have been paid or received. Under such agreements, Zentera reimburses Zentalis for certain development costs. Such reimbursements totaled $4.5 million and $5.2 million for the year ended December 31, 2020 and for the six months ended June 30, 2021, respectively, with such reimbursements eliminated in consolidation until the date of deconsolidation. Subsequent to deconsolidation, Zentalis received reimbursements totaling $5.3 million during the year ended December 31, 2021, with such amounts recognized as contra-research and development expenses.
Explain to us the purpose and design of Zentera, the terms and characteristics of your financial interest in Zentera, and your business purpose for holding the financial interest.
Zentera was formed to discover, develop, license and/or acquire technologies and intellectual property to develop drug candidates in China. In May 2020, Zentalis participated in the Zentera financing via a contribution of intellectual property. Zentera licensed from Zentalis the development, manufacturing and commercialization rights for ZN-c3, ZN-c5 and ZN-d5 in the Zentera Collaboration Territory which refers to China, Macau, Hong Kong and Taiwan. Simultaneously, Zentalis is developing these same product candidates for the rest of world. Zentera continues to expand its pipeline beyond these candidates through internal research and development and possible asset acquisition.
Zentalis and Zentera continue to collaborate in the development and advancement of the assets mentioned above within each respective territory. Zentalis plans to design and conduct global clinical trials for select indications of the licensed compounds. As our joint venture, Zentera will participate, support, and share in the manufacturing and administration costs of these global studies.
Tell us if there are any contractual arrangements subsequent to deconsolidation that would allow you to increase your interest or control in Zentera in the future, and if so, the terms of any agreements that would give you those rights and your assessment of how those terms affected your determination to deconsolidate Zentera.
No contractual arrangements exist subsequent to deconsolidation which allow Zentalis to increase its ownership or control of Zentera in the future.
Clarify what your initial investment amount was in this joint venture as well as how you determined this amount. In this regard, tell us if you formed Zentera.
The initial investment in Zentera consisted of an in-kind contribution of intellectual property. As this intellectual property was internally developed by Zentalis and does not have regulatory approval, the accounting book basis of the intellectual property is zero. Zentalis participated, together with third party investors, in the initial funding and formation of Zentera via this contribution of intellectual property.
Tell us whether you identified any related parties for purposes of your consolidation analysis under ASC 810. If so, tell us how you considered these related parties when concluding it was appropriate to deconsolidate Zentera. In this respect, we note on page 106 that your President and Chief Executive Officer serves as Chief Executive Officer and a member of the board of directors of Zentera and your Chief Operating Officer serves as a member of the board of directors of Zentera. Tell us how many board members are on Zentera's board of directors.
In our consolidation analysis under ASC 810, we considered Dr. Anthony Sun, our former President and Chief Executive Officer, and Kevin Bunker, our Chief Operating Officer, to be related parties of Zentalis, as disclosed in Zentalis’ public filings with the Commission. Both Drs. Sun and Bunker served as members of the Zentera board of directors prior to and subsequent to our deconsolidation of Zentera. Prior to Zentalis’ deconsolidation of Zentera, our conclusion that Zentalis was the primary beneficiary of Zentera included consideration of Drs. Sun and Bunker as related parties. Upon the Series B preferred stock financing in July 2021, we concluded that the Zentalis related party group (including Drs. Sun and Bunker) did not have the characteristics of a primary beneficiary.
Prior to the Series B preferred financing in July 2021, there were four members on the Zentera board of directors. Subsequent to the preferred financing in July 2021, there are five members on the Zentera board of directors, including Drs. Sun and Bunker.
If you have any questions or further comments about this response, please contact me by email at mepperly@zentalis.com or by phone at (215) 290-7271.
Sincerely,

/s/ Melissa Epperly
Melissa Epperly
Chief Financial Officer
Zentalis Pharmaceuticals, Inc.

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